Via EDGAR
November 23, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Kevin W. Vaughn Accounting Branch Chief

Re:	First Horizon National Corporation (“FHN”, the “Company”, or “we”)
Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (“March 2010 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2010 (“June 2010 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended September 30, 2010 (“September 2010 Form 10-Q”)
File No. 001-15185
Dear Mr. Vaughn:
We are in receipt of the letter, dated November 12, 2010, to William C. Losch III, Chief Financial Officer of FHN, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2009 Form 10-K, March 2010 Form 10-Q, June 2010 Form 10-Q, and September 2010 Form 10-Q. We appreciate the Staff’s careful review of our filings and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included each Staff comment below in boldface followed by our response. In many cases, our response includes an illustrative example of a future disclosure or disclosure enhancement. In such cases, the example is based on recent year-end or quarter-end data, and the precise language and substance of our actual future disclosure will depend upon the facts and circumstances at that future time. Only necessary excerpts from existing disclosure with proposed changes below have been included in this response.
Form 10-K
General
1.	Please refer to your response to comment 1 of our August 24, 2010 letter and address the following:

a.	Noting the extensive revisions included in your Form 10-Q for the period ended June 30, 2010, please revise future filings to revise your disclosure to provide more continuity by clarifying in which line item(s) of your loan portfolio disclosures each of the loan products described is included. For instance, we note the use of different descriptions of your commercial loan products compared to the three line item descriptions used in the tabular presentations of your commercial loans.
Response:
FHN recognizes the Staff’s comment with respect to the loan portfolios as determined by internal classifications for managing and monitoring credit risk versus disclosure line-item captions presented in certain tabular information such as Table 5 — Average Loans which is on page 72 of our September 2010 Form 10-Q. For tabular information such as the annual disclosures required by Guide 3 and disclosure presentation of the loan portfolios found in Note 4 — Loans (page 14), and in Table — 5 Average Loans (page 72), (“the disclosure line items”), FHN has historically based disclosure line item categories on those suggested by Guide 3. As FHN experienced increased credit deterioration, reporting of credit metrics and methodologies for measuring and monitoring credit risk became more granular and internal classification of loans began to slightly deviate in certain cases from the disclosure line items previously established. FHN acknowledges that management has latitude to determine a series of categories other than those specified by Guide 3 if considered a more appropriate presentation when presenting tabular loan portfolio information. While more recent credit quality statistics can be presented by the internal loan portfolio classifications, which FHN has disclosed in Table — 12 Asset Quality by Portfolio which can be found on page 94 of the September 2010 Form 10-Q, certain Guide 3 annual disclosures requiring previous 5 years is not available for the internal loan portfolio classifications.
The primary deviation between the internal classifications and the disclosure line item view is between the Real Estate — Commercial (line-item view) versus the Income Commercial Real Estate (Income CRE) internal classification view and the Real Estate — Construction (line-item view) versus the Residential Commercial Real Estate (Residential CRE) view which is based on internal classification. The line items, which were originally based on Guide 3 categories, are driven by the purpose of the loan while categorization for credit risk management, measuring, monitoring, and reporting purposes is based on a combination of loan purpose and collateral. See the matrix below for a comparison of the disclosure line items as historically used for external reporting purposes versus the portfolio classifications that evolved internally for management, measuring, monitoring, and internal reporting purposes:
Loan Portfolio Classifications

Disclosure Line Item	Internally-Developed Classification

Commercial Loan Portfolio:
Commercial, financial, and industrial (C&I)	Commercial, financial, and industrial (C&I)
Real estate commercial (a)	Income-producing commercial real estate (Income CRE) (b)
Real estate construction (c)	Residential commercial real estate (Residential CRE) (d)
Retail Loan Portfolio:
Real estate residential	Consumer real estate & Permanent mortgage
Real estate construction	One-time close (OTC) (e)
Other retail	Other retail and credit card receivables (e)
Credit card receivables	(e)
Restricted real estate loans	Restricted real estate loans

(a)	Includes nonconstruction income property loans and land loans not involving development.

(b)	Includes both construction-related and nonconstruction income property loans.

(c)	Includes home builder finance and income property construction loans.

(d)	Includes loans to finance homebuilder and condominium construction activity.

(e)	Due to recent decline in size, OTC was combined with Other retail and credit card in 2010.
In total, as of September 30, 2010, approximately $130 million of loans are classified differently between the two commercial real estate subcategories of the commercial portfolio. Dual classifications will need to continue until enough historical data is accumulated under the internal classifications such that FHN will be able to supply the five-years of statistical data as required by Guide 3.
In light of the Staff’s concern regarding potential confusion between loan portfolio descriptions in the Loan Portfolio Composition narrative within MD&A (begins on page 78 of the September 2010 Form 10-Q) and line-item captions appearing with tabular information, FHN will revise future disclosures to identify the line items that contain the loan portfolios as described in this section. Please also note that in Table 5 — Average Loans (page 72 of the September 2010 Form 10-Q), the line items are footnoted to explain the significant loan portfolios and/or products that comprise the line items in that table. See proposed disclosure provided at the conclusion of our response to Comment 1.

b.	We note your response and revisions include discussions of changes in underwriting metrics between periods, particularly in more recent periods. Please revise future filings to quantify the changes in your underwriting metrics between periods, including representative ranges, where applicable.
Response:
As discussed, in commercial lending, there are numerous variables which factor into the final credit decision and those factors may be weighted differently dependent on idiosyncratic risk associated with the overall blend of those factors and the borrower’s circumstances. Examples of factors which may weigh in our approach and requirements are: the borrowing entity’s legal structure, domicile, ownership, sponsors and/or guarantors, industry, community impact, reputation, longevity, loan size, loan term, collateral package guarantees, collateralization of guarantees, economic outlook, history with our institution, and competitive landscape for the borrowing entity. The range of factors that could be used is wide, not all factors figure into every lending decision, and many different factors or combinations of factors could be the key to any given lending decision. Therefore, FHN cannot provide broad quantitative metrics used in the underwriting of commercial loans.
However, in order to assist the reader in understanding the composition and underlying risk within the C&I portfolio, beginning with the 2010 Form 10-K, each quarter FHN will include a table with the C&I portfolio balances disaggregated by industry. While industry classification and groupings can be subjective, the industry composition provided below and in future filings is based on North American Industry Classification System (NAICS) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.
Please also note that FHN provided in the 2009 Form 10-K and will provide in the 2010 Form 10-K, a disaggregation of the entire Commercial portfolio by internally-assigned probability of default (PD) grades which also assists the reader in understanding underlying risk in the commercial loan portfolio. Commercial loans are internally assigned a credit grade based on a system that assigns credit grades ranging from 1 (lowest risk) to 16 (highest risk). Each grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 11 are “pass” grades. PD 12 is referred to as the “pass-watch” grade and is assigned when a credit is judged to need additional attention. It is believed that the PD 13-16 grades correspond to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. The appropriate relationship manager performs the process of categorizing commercial loans into the appropriate credit grades, initially as a component of the approval of the loan, and subsequently throughout the life of the loan as part of our servicing regimen. The proper loan grade for larger exposures is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, FHN utilizes a credit risk grading system that employs scorecards for particular categories of loans. The scorecards consist of a number of objective and subjective measures that are weighted in a manner that produces a rank ordering of risk within pass-graded credits. Loan grades are frequently reviewed by Credit Risk Assurance to determine if the above process continues to result in accurate loan grading across the portfolio.

While this table has historically been provided annually, FHN intends to provide this table quarterly in conjunction with the adoption of accounting updates for disclosures of credit risk associated with financing receivables at year-end. The following table referenced above was provided in our 2009 Form 10-K and will be provided in our 2010 Form 10-K with balances and grades updated as of December 31, 2010:
Table 17 — Loans and Allowance for Loan Loss on December 31

	2009						2008
	C&I				%	Allowance		%	Allowance
	and	Income	Residential		of	for Loan		of	for Loan
(Dollars in millions)	Other	CRE	CRE	Total	Total	Losses	Total	Total	Losses

Internal grades:
1	$74	$—	$—	$74	—%	$—	$135	—%	$1
2	36	4	—	40	—	—	10	—	—
3	73	8	—	81	—	1	161	1	1
4	207	13	—	220	1	1	306	1	3
5	412	31	1	444	2	4	549	3	6
6	494	77	—	571	3	5	748	4	8
7	1,063	114	4	1,181	7	14	1,175	6	12
8	1,211	213	13	1,437	8	24	1,476	7	16
9	734	178	6	918	5	20	1,209	6	13
10	463	61	2	526	3	12	765	4	9
11	536	149	10	695	4	26	1,131	5	21
12	314	97	8	419	2	27	439	2	15
13	834	271	45	1,150	7	102	1,466	6	96
14, 15, 16 (Classifieds)	596	388	315	1,299	8	225	1,052	5	179

	7,047	1,604	404	9,055	50	461	10,622	50	380

Individually impaired loans	104	170	235	509	3	21	474	2	12

Total commercial loans	$7,151	$1,774	$639	$9,564	53%	$482	$11,096	52%	$392

Consumer:
Consumer real estate (Home Equity Installment and HELOC)*				$6,931	38%	$215	$7,749	36%	$182
OTC (Consumer Residential Construction Loans)				229	1	62	981	5	200
Permanent mortgage				1,086	6	124	1,127	5	54
Credit card and other				314	2	14	325	2	21

Total consumer loans				8,560	47	415	10,182	48	457

Total loans				$18,124	100%	$897	$21,278	100%	$849

Loans are expressed net of unearned income. All data is based on internal loan classifications.

*	Includes real estate loans pledged against other collateralized borrowings.
c.	Please revise future filings to provide a more robust discussion of your trust preferred loans and the risks related to these types of loans. Include an expanded discussion of the underwriting policies and procedures for them, changes between periods, and quantifications of the related underwriting metrics. To the extent all such loans are part of the portfolio from which you package such loans for both on and off balance sheet securitizations mentioned elsewhere in your filings, please revise your future filings to clarify that point. To the extent the trust preferred loans referred to here are originated with the intent to hold intact in your own portfolio, please revise to confirm that fact.
Response:
FHN has not originated new trust preferred loans since early 2008 and does not expect to originate trust preferred loans in the future. The trust preferred loans currently held by FHN were initially extended to issuers of trust preferred securities in conjunction with FHN’s pooled trust preferred securities origination and securitization program offered primarily to smaller banking and insurance institutions through FHN’s capital markets operation. These trust preferred loans had been made in contemplation of placing them in a securitization transaction and were being “warehoused” pending a future transaction. When the market for collateralized debt obligations (CDOs) collapsed in late 2007, these loans remained within FHN’s warehouse (classified as loans held-for-sale) and a few additional lending commitments also remained outstanding. These commitments ultimately funded in late 2007 and early 2008 (and were also classified within loans held-for-sale) at which time FHN ceased trust preferred origination and securitization activities.
The underwriting criteria for trust preferred loans focused on current operating metrics, including liquidity, capital and financial performance ratios as well as borrowers’ observable credit spreads and debt ratings when available. As mentioned in our prior MD&A disclosure, (see September 2010 Form 10-Q, page 80) the primary risk associated with the trust preferred loans (and all bank-related loans held by FHN) is heightened credit risk associated with the stress placed on the financial services industry as higher credit losses, tightened market liquidity and the effects of current economic conditions have increased the risk of default. The risk of individual trust preferred loan default is somewhat mitigated by diversification within the trust preferred loan portfolio. The average size of a trust preferred loan is approximately $9 million.
Trust preferred loans have terms that typically involve optional prepayment after a 5 year initial term (with possible triggers of early activation) and a scheduled balloon payoff after 30 years. Borrowers also have the option to defer interest payments for up to 20 consecutive quarters. Since the vast majority of trust preferred issuers to which FHN has extended credit have less than $15 billion in total assets, the passage of the Dodd-Frank Act is not expected to significantly affect future payoff rates for these loans.
FHN retained classification of these loans within loans held-for-sale until second quarter 2008, at which time management expressed the intent to hold these loans within FHN’s loan portfolio. The following disclosure of activity related to trust preferred loans was provided in FHN’s second quarter 2008 Form 10-Q (Note 13 — Fair Value of Assets and Liabilities — page 32), 2008 Form 10-K (Note 23 — Fair Value of Assets and Liabilities — page 121) and 2009 Form 10-K (Note 22 — Fair Value of Assets and Liabilities — pages 131 and 132).
In first quarter 2008, FHN recognized a lower of cost or market reduction in value of $36.2 million for its warehouse of trust preferred loans, which was classified within level 3 for loans held for sale at March 31, 2008. The determination of estimated market value for the warehouse was based on a hypothetical securitization transaction for the warehouse as a whole. FHN used observable data related to prior securitization transactions as well as changes in credit spreads in the collateralized debt obligation (CDO) market since the most recent transaction. FHN also incorporated significant internally developed assumptions within its valuation of the warehouse, including estimated prepayments and estimated defaults. In accordance with ASC 820 [SFAS No. 157], FHN excluded transaction costs related to the hypothetical securitization in determining fair value.
In second quarter 2008, FHN designated its trust preferred warehouse as held to maturity. Accordingly, these loans were excluded from loans held for sale in the nonrecurring measurements table as of December 31, 2008 [June 30, 2008]. In conjunction with the transfer of these loans to held to maturity status, FHN performed a lower of cost or market analysis on the date of transfer. This analysis was based on the pricing of market transactions involving securities similar to those held in the trust preferred warehouse with consideration given, as applicable, to any differences in characteristics of the market transactions, including issuer credit quality, call features and term. As a result of the lower of cost or market analysis, FHN determined that its existing valuation of the trust preferred warehouse was appropriate.
As part of FHN’s loan portfolio, the trust preferred loans have been subject to analysis in accordance with FHN’s commercial loan review practices with each loan being reviewed every quarter at a minimum. After assessment of inherent credit risk for individual trust preferred loans, FHN considers the valuation allowance created at the time of transfer from held-for-sale to the loan portfolio in establishing the additional loan loss reserves for the trust preferred loans at the loan level. In assessing its overall credit risk exposure to financial institutions, FHN has aggregated trust preferred loans and other bank-related loans as a specific component of C&I loans. As of September 30, 2010, the UPB of trust preferred loans totaled approximately $465 million ($301 million of bank TRUPs and $164 million of insurance TRUPs) with the UPB of other bank-related loans totaling approximately $232 million. Inclusive of a remaining valuation allowance on trust preferred loans of $35.6 million, total reserves (ALLL plus the valuation allowance) for TRUPs and other bank-related loans were approximately $120 million or 17 percent of outstanding UPB.
Additionally, a prior trust preferred securitization did not qualify for sale treatment because FHN was unable to sell all of the related securities to third parties. The only securities FHN retains from this securitization are of the highest priority tranche in that securitization. This transaction occurred in September 2007 as the CDO market was in the process of collapse. Since this securitization did not meet the requirements for sale under ASC 860 (SFAS No. 140), FHN has accounted for it as a secured borrowing in its financial statements. FHN transferred approximately $112 million of trust preferred loans into this transaction and the proceeds from securities sold to third parties have been reflected within term borrowings. Note that FHN does not consolidate the related trust under ASC 810 because it does not have servicing or other decision making rights for the trust. Due to the unique nature of this situation and FHN’s status as a holder of super senior securities in this securitization, FHN’s credit risk exposure is different in comparison to the trust preferred loans held by FHN discussed above. Accordingly, these amounts have not been included in the balances and metrics presented in the prior paragraph.
In order to enhance the disclosure of trust preferred and other bank-related loans, FHN proposes revisions to the C&I loan portfolio discussion within MD&A (page 80 of the September 2010 Form 10-Q). See the proposed disclosure at the conclusion of our responses to Staff comment 1.
d.	We note that Table XX on page 6 of your response titled “Origination Statistics — Consumer Real Estate Portfolio”. Please revise future filings to clarify if you have updated information for each vintage and to disclose how often it is updated.
Response:
As requested by the Staff, FHN will revise Table 8 — Origination Statistics — Consumer Real Estate Portfolio (page 82 of the September 2010 Form 10-Q) to include a column with refreshed FICO scores as of the most recent period-end. Currently, FHN refreshes FICO scores quarterly. For your reference, this table has been revised to include refreshed FICO scores as of September 30, 2010.
For your reference, the Loan Portfolio Composition section of MD&A from the September 2010 Form 10-Q which began on page 78, is provided below with proposed disclosure revisions underlined as a result of our response to Staff comment 1.
Loan Portfolio Composition
FHN groups its loans into seven different portfolios based on internal classifications. Asset quality data is measured and reviewed for each of these portfolios and the ALLL is also assessed at this individual portfolio level. Commercial loans are composed of the Commercial, Financial, and Industrial (“C&I”), the Income-Producing Commercial Real Estate (“Income CRE”), and the Residential Commercial Real Estate (“Residential CRE”) portfolios. Retail loans are composed of Consumer Real Estate; Permanent Mortgage; One-time Close (“OTC”), Credit Card, and Other; and Restricted Real Estate Loans. Key asset quality metrics for each of these portfolios can be found in Table 12 — Asset Quality by Portfolio.
Starting in 2007, FHN’s underwriting and credit policies and guidelines evolved through a series of enhancements through which FHN has responded to dramatic changes in economic and real estate conditions in the U.S. As economic and real estate conditions develop, further enhancements to our underwriting and credit policies and guidelines may be necessary or desirable.

The following is a description of each portfolio:
Commercial Loan Portfolios
FHN’s commercial and real estate loan approval process grants lending authority based upon job description, experience, and performance. The lending authority is delegated to the business line (Market Managers, Departmental Managers, Regional Presidents, Relationship Managers (RM) and Portfolio Managers (PM)) and to credit administration. While individual limits vary, the predominant amount of approval authority is vested with the Credit Risk Manager function. Portfolio concentration limits for the various portfolios are established by executive management and approved by the Executive and Risk Committee of the Board.
C&I
The C&I portfolio was $7.3 billion on September 30, 2010. This portfolio is comprised of loans used for general business purposes, diversified by industry type, and primarily composed of relationship customers in Tennessee and certain neighboring states that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit. The following table provides the composition of the C&I portfolio by industry as of September 30, 2010. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (NAICS) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.
Table X — C&I Loan Portfolio by Industry

(Dollars in thousands)	September 30, 2010	Percent

Industry:
Finance & insurance	$1,363,010	19%
Mortgage warehouse lending	1,094,861	15%
Wholesale trade	550,042	8%
Real estate rental & leasing (a)	531,684	7%
Health care	472,817	6%
Manufacturing	466,101	6%
Construction-related (b)	356,929	5%
Retail trade	352,984	5%
Other (Transportation, Education, Arts, Entertainment, etc) (c)	2,148,032	29%

Total C&I Loan Portfolio	$7,336,460	100%

(a)	Leasing, rental of real estate, equipment, and goods.

(b)	Infrastructure and construction related businesses.

(c)	Industries included in this category each comprise less than 3 percent.
Significant loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At September 30, 2010, no significant concentration existed in the C&I portfolio; however FHN has sizable portfolios in categories of finance and insurance and mortgage warehouse lending. Mortgage warehouse lending includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower’s sale of those mortgage loans to third party investors. Generally, mortgage warehouse lending increases when there is a decline in mortgage rates resulting in increased borrower refinance volumes.
The finance and insurance subsection of this portfolio, including bank-related loans and trust preferred loans (“TRUPs”) (i.e., loans to bank and insurance-related businesses), has experienced stress due to the higher credit losses encountered throughout the financial services industry, limited availability of market liquidity, and the impact from economic conditions on these borrowers. On September 30, 2010, approximately 9 percent of the C&I portfolio, or 4 percent of total loans, was composed of bank-related loans and TRUPs.
TRUPs lending was originally extended as a form of “bridge” financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking and insurance institutions through FHN’s capital markets operation. Accordingly, these loans were originally classified within loans held-for-sale upon funding. The underwriting criteria for trust preferred loans focused on current operating metrics, including liquidity, capital and financial performance ratios as well as borrowers’ observable credit spreads and debt ratings when available. In conjunction with the collapse of the CDO market in late 2007, origination of trust preferred loans ceased in early 2008 and existing loans were moved from loans held-for-sale to FHN’s C&I portfolio in second quarter 2008. Individual TRUPs are re-graded quarterly as part of FHN’s commercial loan review process. Typically, the terms of these loans include a prepayment option after a 5 year initial term (with possible triggers of early activation),have a scheduled 30 year balloon payoff, and include an option to defer interest for up to 20 consecutive quarters. Since the vast majority of trust preferred issuers to which FHN has extended credit have less than $15 billion in total assets, the passage of the Dodd-Frank Act is not expected to significantly affect future payoff rates for these loans. The risk of individual trust preferred loan default is somewhat mitigated by diversification within the trust preferred loan portfolio. The average size of a trust preferred loan is approximately $9 million.
Underwriting of other loans to financial institutions has been enhanced. Changes incorporated into the underwriting analysis for other loans to financial institutions include increased levels of onsite due diligence, review of the customer’s policies and strategies, assessment of management, assessment of the relevant markets, a comprehensive assessment of the loan portfolio, and a review of ALLL. Additionally, the underwriting analysis includes a focus on the customer’s capital ratios, profitability, loan loss coverage ratios, and regulatory status.
As of September 30, 2010, the UPB of trust preferred loans totaled approximately $465 million ($301 million of bank TRUPs and $164 million of insurance TRUPs) with the UPB of other bank-related loans totaling approximately $232 million. Inclusive of a remaining valuation allowance on TRUPs of $35.6 million, total reserves (ALLL plus the valuation allowance) for TRUPs and other bank-related loans were approximately $120 million or 17 percent of outstanding UPB.
Income CRE
The Income CRE portfolio was $1.5 billion on September 30, 2010. The entire Real Estate — Commercial line item is comprised of Income CRE loans with the construction-related component being included in the Commercial Real Estate — Construction line item. This portfolio contains loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate. Major subcategories of Income CRE include retail (23 percent), apartments (20 percent), office (14 percent), industrial (12 percent), land/land development (11 percent), hospitality (9 percent), and other (11 percent).
Residential CRE
The Residential CRE portfolio was $.3 billion on September 30, 2010 and is reflected in the Commercial Real Estate — Construction line item. This portfolio includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes. FHN lends to finance vertical construction of these properties as well as the acquisition and development of the related land. Performance of this portfolio has been severely strained due to the stressed housing market.
Retail Loan Portfolios
Consumer Real Estate

The Consumer Real Estate portfolio was $5.8 billion on September 30, 2010, and is primarily composed of home equity lines and installment loans. These loans, with permanent mortgages discussed later, are included within the Retail Real Estate Residential line item. FHN also has home equity lines and installment loans that were consolidated on January 1, 2010 with the adoption of amendments to ASC 810. These loans are discussed in the “Restricted Real Estate Loans” paragraph at the conclusion of the Loan Portfolio Composition section. The Consumer Real Estate portfolio is geographically diverse with strong borrower Fair Isaac Corporation (“FICO”) scores. The largest concentrations of September 30, 2010 balances are in Tennessee (36 percent) and California (14 percent) with no other state representing greater than 5 percent of the portfolio. At origination, the weighted average FICO score of this portfolio was 736; refreshed weighted average FICO score was 728 as of September 30, 2010. Deterioration is most acute in areas with significant home price depreciation and is affected by poor economic conditions — primarily unemployment. Approximately two-thirds of this portfolio was originated through national retail channels.
Underwriting
To obtain a consumer real estate loan, among other loan approval requirements, the loan applicant(s) in most cases must first meet a minimum qualifying FICO score. Applicants must also have the financial capacity (or available income) to service the debt by not exceeding a calculated Debt-to-Income (“DTI”) ratio. The amount of the loan is limited to a percentage of the lesser of the current value or sales price of the collateral.
In response to the downturn in the housing market, FHN completed a number of initiatives for the purpose of reducing risk and exposure to the Consumer Real Estate portfolio. In first quarter 2009, lending authority was redirected from more than 200 lenders in various markets, and for the majority of loans in this portfolio, underwriting decisions are now made through a centralized loan underwriting center. Minimum FICO score requirements are established by management for both loans secured by real estate as well as non-real estate secured loans. Management also establishes maximum loan amounts, loan-to-value ratios, and debt-to-income ratios for each consumer real estate product. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit Risk Management. In conjunction with the sale of the national mortgage banking business, FHN significantly reduced lending in markets outside of our regional banking footprint. Minimum loan qualifications were tightened along with other changes made to underwriting standards and lending authority for HELOCs and installment loans in the Consumer Real Estate portfolio.
Prior to the third quarter 2008, a borrower could qualify with a minimum FICO score of 620. Beginning in third quarter 2008 and continuing into 2009, FHN raised minimum qualifying FICO scores for all consumer real estate products. During this timeframe, the minimum allowable FICO score was increased to the upper 600’s and minimum FICO scores for reduced documentation and stated-income relationship loans (loans whereby FHN already maintained a customer relationship with the borrower) was also increased. Also in second quarter 2009, FHN reduced the maximum CLTV from 100 percent to 89.9 percent for most consumer real estate loans. The potential loan amount and CLTVs (maximum is 89.9 percent) varies with a borrower’s FICO score. Maximum DTI was lowered to 45 percent in second quarter 2009 for almost all real estate loans. Prior to that time, some consumer real estate loan products allowed a 50 percent DTI.
The following table provides statistics of the Consumer Real Estate portfolio as of September 30, 2010:

Table 8 — Consumer Real Estate Portfolio (a)

					% Originated
	% of Outstanding	Orig	Orig	Refreshed	Through Broker		% First
Vintage	Balance	CLTV (b)	FICO (b)	FICO (b)(c)	Channel (d)	% TN	Liens

pre-2003	5%	76%	718	719	15%	48%	35%
2003	9%	75%	730	733	15%	34%	41%
2004	13%	79%	727	723	27%	23%	27%
2005	20%	80%	731	720	19%	19%	17%
2006	16%	77%	735	721	6%	25%	18%
2007	19%	79%	740	726	15%	27%	19%
2008	9%	75%	749	745	7%	74%	54%
2009	5%	72%	755	758	—	88%	60%
2010	4%	77%	754	750	—	91%	68%

Total	100%	78%	736	728	14%	36%	29%

(a)	Statistics include $735.8 million of restricted real estate loans.

(b)	Determined based on weighted average.

(c)	Portfolio FICO scores refreshed during current quarterly reporting period.

(d)	Correspondent and Wholesale.
Permanent Mortgage
The permanent mortgage portfolio was $1.0 billion on September 30, 2010, and is included with consumer real estate loans in the Retail Real Estate Residential line item. This portfolio is primarily composed of jumbo mortgages and OTC completed construction loans. Inflows from OTC modifications have significantly declined and are expected to be immaterial going forward. While nonperforming loans (“NPLs”) have increased, delinquencies and reserves were down as performance has begun to stabilize. The portfolio is somewhat geographically diverse; however 23 percent of loan balances are in California. Performance has been affected by economic conditions, primarily depressed retail real estate values and elevated unemployment.
OTC, Credit Card, and Other
The OTC, Credit Card, and Other portfolios were $.3 billion on September 30, 2010, and primarily include credit card receivables, automobile loans, OTC construction, and other consumer related credits. Balances of OTC product, which are classified within the Retail Real Estate Construction balance sheet line item, have declined 99 percent since the end of 2007 to $30.4 million as of September 30, 2010. Originations of OTC loans ceased in early 2008.
2.	Please refer to your response to comment 3 of our August 24, 2010 letter. Please revise the disclosures surrounding Table 16 (Rollforward of the Active Pipeline, page 104), Table 19 (Active Pipeline Resolutions and Other Outflows, page 107), and Table 20 (Reserves for Repurchase and Foreclosure Losses, page 108) included in the September 30, 2010 Form 10-Q to discuss the relationship in the decreases in the active pipeline with the active pipeline resolutions and the net realized losses on repurchase and foreclosures. Include a qualitative discussion of each of the tables, the activity within each table and their relationship to each other that includes total repurchases in each periods and how they are resolved.
Response:

FHN will revise future filings related to the tables noted above by the Staff to assist the reader in understanding the connection between the data included in these tables. An excerpt from the Repurchase and Related Obligations from Loans Originated for Sale which begins on page 100 of the September 2010 Form 10-Q is provided below with proposed revisions underlined. Therefore, disclosure narrative and tables not included in the Staff’s comment have been removed in our response below which only shows those tables referenced by the Staff.
Active Pipeline
The following table provides a rollforward of the active repurchase request pipeline, including related unresolved PMI cancellation notices, and information regarding the number of repurchase requests resolved during the three and nine month periods ended September 30, 2010 and 2009:
Table 16 — Rollforward of the Active Pipeline
For the three and nine month periods ended September 30, 2010:

	1st Liens		2nd Liens		HELOC		Total
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Legacy mortgage banking repurchase/other requests:
Beginning balance — July 1, 2010	1,268	$269,004	88	$5,489	7	$821	1,363	$275,314
Additions	838	174,625	24	1,329	—	—	862	175,954
Decreases	(536)	(114,041)	(93)	(5,742)	(2)	(230)	(631)	(120,013)
Adjustments (a)	75	12,824	3	306	—	1	78	13,131

Ending balance — September 30, 2010	1,645	342,412	22	1,382	5	592	1,672	344,386

Legacy mortgage banking PMI cancellation notices:
Beginning balance — July 1, 2010	629	135,758	—	—	—	—	629	135,758
Additions	150	33,218	—	—	—	—	150	33,218
Decreases	(115)	(26,554)	—	—	—	—	(115)	(26,554)
Adjustments (a)	(108)	(17,837)	—	—	—	—	(108)	(17,837)

Ending balance — September 30, 2010	556	124,585	—	—	—	—	556	124,585

Total ending active pipeline — September 30, 2010 (b)	2,201	$466,997	22	$1,382	5	$592	2,228	$468,971

(a)	Generally, adjustments reflect reclassifications between repurchase requests and PMI cancellation notices and/or updates to UPB.

(b)	Active pipeline excludes repurchase requests related to HELOCs sold in connection with branch sales.

	1st Liens		2nd Liens		HELOC		Total
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Legacy mortgage banking repurchase/other requests:
Beginning balance — January 1, 2010	702	$149,829	39	$2,335	1	$354	742	$152,518
Additions	1,846	392,528	131	7,678	14	773	1,991	$400,979
Decreases	(978)	(212,769)	(151)	(8,937)	(10)	(536)	(1,139)	$(222,242)
Adjustments (a)	75	12,824	3	306	—	1	78	$13,131

Ending balance — September 30, 2010	1,645	342,412	22	1,382	5	592	1,672	344,386

Legacy mortgage banking PMI cancellation notices:
Beginning balance — January 1, 2010	452	103,170	—	—	—	—	452	103,170
Additions	518	112,338	—	—	—	—	518	112,338
Decreases	(306)	(73,086)	—	—	—	—	(306)	(73,086)
Adjustments (a)	(108)	(17,837)	—	—	—	—	(108)	(17,837)

Ending balance — September 30, 2010	556	124,585	—	—	—	—	556	124,585

Total ending active pipeline — September 30, 2010 (b)	2,201	$466,997	22	$1,382	5	$592	2,228	$468,971

(a)	Generally, adjustments reflect reclassifications between repurchase requests and PMI cancellation notices and/or updates to UPB.

(b)	Active pipeline excludes repurchase requests related to HELOCs sold in connection with branch sales.

Table 16 — Rollforward of the Active Pipeline (continued)
For the three and nine month periods ended September 30, 2009:

	1st Liens		2nd Liens		HELOC		Total
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Legacy mortgage banking repurchase/other requests:
Beginning balance — July 1, 2009	750	$145,293	29	$2,167	6	$957	785	$148,417
Additions	253	51,661	100	4,517	—	—	353	56,178
Decreases	(231)	(46,291)	(15)	(1,515)	(5)	(603)	(251)	(48,409)

Ending balance — September 30, 2009	772	150,663	114	5,169	1	354	887	156,186

Legacy mortgage banking PMI cancellation notices:
Beginning balance — July 1, 2009	122	29,054	—	—	—	—	122	29,054
Additions	128	30,129	—	—	—	—	128	30,129
Decreases	(1)	(417)	—	—	—	—	(1)	(417)

Ending balance — September 30, 2009	249	58,766	—	—	—	—	249	58,766

Total ending active pipeline — September 30, 2009 (a)	1,021	$209,429	114	$5,169	1	$354	1,136	$214,952

(a)	Active pipeline excludes repurchase requests related to HELOCs sold in connection with branch sales.

	1st Liens		2nd Liens		HELOC		Total
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Legacy mortgage banking repurchase/other requests:
Beginning balance — January 1, 2009	457	$85,505	22	$1,247	4	$513	483	$87,265
Additions	814	165,546	133	6,893	5	707	952	173,146
Decreases	(499)	(100,388)	(41)	(2,971)	(8)	(866)	(548)	(104,225)

Ending balance — September 30, 2009	772	150,663	114	5,169	1	354	887	156,186

Legacy mortgage banking PMI cancellation notices:
Beginning balance — January 1, 2009	13	3,283	—	—	—	—	13	3,283
Additions	268	68,427	—	—	—	—	268	68,427
Decreases	(32)	(12,944)	—	—	—	—	(32)	(12,944)

Ending balance — September 30, 2009	249	58,766	—	—	—	—	249	58,766

Total ending active pipeline — September 30, 2009 (a)	1,021	$209,429	114	$5,169	1	$354	1,136	$214,952

(a)	Active pipeline excludes repurchase requests related to HELOCs sold in connection with branch sales.

The following table provides information regarding resolutions (outflows) of the active pipeline during the three and nine month periods ended September 30, 2010 and 2009:
Table 19 — Active Pipeline Resolutions and Other Outflows

	Three Months Ended		Three Months Ended
	September 30, 2010		September 30, 2009
(Dollars in thousands)	Number	UPB (a)	Number	UPB (a)

Repurchase, make whole, settlement resolutions	389	$71,155	158	$29,464
Rescissions or denials	227	47,211	85	17,427
Other, PMI, information requests	130	28,201	9	1,935

Total resolutions	746	$146,567	252	$48,826

	Nine Months Ended		Nine Months Ended
	September 30, 2010		September 30, 2009
(Dollars in thousands)	Number	UPB (a)	Number	UPB (a)

Repurchase, make whole, settlement resolutions	700	$134,557	341	$65,309
Rescissions or denials	364	72,775	186	35,404
Other, PMI, information requests	381	87,996	53	16,456

Total resolutions	1,445	$295,328	580	$117,169

(a)	If available, FHN uses current UPB in all cases. If current UPB is unavailable, the original loan amount is substituted for current UPB. When neither is available, the claim amount is used as an estimate of current UPB.
Total resolutions disclosed in Table 19 — Active Pipeline Resolutions and Other Outflows include both favorable and unfavorable resolutions and are reflected as “decreases” in the Rollforward of the Active Pipeline in Table 16. Generally, the UPB (see footnote (a) of Table 19 for definition of UPB) of a loan subject to a repurchase/make-whole claim or with open PMI issues remains in the active pipeline throughout the appeals process with a GSE or PMI company until parties agree on the ultimate outcome. The UPB of actual Repurchases, make-whole, settlement resolutions, which was $71.2 million during third quarter 2010, represents the UPB loans for which FHN has incurred a loss on the actual repurchase of a loan, or where FHN has reimbursed a claimant for economic losses incurred. When estimating the accrued liability, using loss factors based on actual historical experience, FHN has observed average loss severities ranging between 50 and 60 percent of the UPB of the repurchased loan or make-whole claim. When loans are repurchased or make-whole payments have been made, the associated loss content on the repurchase, make-whole, or settlement resolution is reflected as a net realized loss in Table 20 — Reserves for Repurchase and Foreclosure Losses.
Rescissions or denials, which were $47.2 million in third quarter 2010, represent the amount of repurchase requests and make-whole claims where FHN was able to assert defenses to the claim and resolve without incurring losses. FHN has been successful in favorably resolving 40 to 50 percent of all actual repurchase/make-whole claims since third quarter 2008. Other, PMI, information requests, which was $28.2 million during third quarter 2010, includes providing information to claimant, issues related to PMI coverage, and other items. Resolutions in this category include both favorable and unfavorable outcomes with PMI companies, including situations where PMI was ultimately cancelled. While FHN has assessed the loans with PMI issues for loss content in estimating the repurchase liability, FHN will not realize loss (a decrease of the repurchase and foreclosure liability) unless a repurchase/make-whole claim is submitted and such request is unfavorably resolved. Consistent with the composition of the active repurchase and make-whole claims pipeline, 93 percent of the resolutions experienced during 2010 through September 30 have been attributable to loans sold to GSEs, primarily Fannie Mae.
Repurchase and Foreclosure Liability
Management considered the level and trends of repurchase requests as well as PMI cancellation notices when determining the adequacy of the repurchase and foreclosure liability. Although the pipeline of requests has been increasing, FHN also considered that a majority of these sales ceased in third quarter

2008 when FHN sold its national mortgage origination business. FHN has received the greatest amount of repurchase or make-whole claims, and associated losses, related to loans that were sold on a whole loan basis during 2006 and 2007. FHN compares the estimated losses inherent within the pipeline and the estimated losses resulting from the baseline model with current reserve levels. Changes in the estimated required liability levels are recorded as necessary. Generally, net realized losses related to first liens have averaged between 50 and 60 percent of the UPB of the loans repurchased or remitted make-whole payments. There are certain second liens and HELOCs subject to repurchase claims that are not included in the active pipeline as these loans were originated and sold through different channels. Liability estimation for potential repurchase obligations related to these second liens and HELOCs loans was determined outside of the methodology for loans originated and sold through the national legacy mortgage origination platform. In third quarter 2009, net realized losses on these second liens and HELOCs include a settlement of a substantial portion of its repurchase obligations for these loans through an agreement with the primary purchaser of HELOC and second lien loans. This settlement included the transfer of retained servicing rights associated with the applicable second lien and HELOC loan sales.
The following table provides a rollforward of the repurchase liability by loan product type for the three and nine month periods ended September 30, 2010 and 2009:
Table 20 — Reserves for Repurchase and Foreclosure Losses

	Three Months Ended		Nine Months Ended
	September 30		September 30
(Dollars in thousands)	2010	2009	2010	2009

First Liens
Beginning balance	$155,934	$52,237	$104,463	$34,771
Provision for repurchase and foreclosure losses	46,396	24,083	138,270	68,658
Net realized losses	(35,937)	(17,294)	(76,340)	(44,403)

Ending balance	$166,393	$59,026	$166,393	$59,026

Second Liens
Beginning balance	$6,066	$20,011	$1,269	$6,997
Provision for repurchase and foreclosure losses	2,541	1,609	7,338	21,635
Net realized losses	—	(19,756)	—	(26,768)

Ending balance	$8,607	$1,864	$8,607	$1,864

HELOC
Beginning balance	$2,603	$4,636	$2,781	$5,557
Provision for foreclosure losses	—	(1,679)	—	(1,679)
Net realized losses	(14)	74	(192)	(847)

Ending balance	$2,589	$3,031	$2,589	$3,031

Total Reserves for Repurchase and Foreclosure Losses
Beginning balance	$164,603	$76,884	$108,513	$47,325
Provision for repurchase and foreclosure losses	48,937	24,013	145,608	88,614
Net realized losses	(35,951)	(36,976)	(76,532)	(72,018)

Ending balance	$177,589	$63,921	$177,589	$63,921

Form 10-Q for the Period Ended September 30, 2010
Interim Financial Statements
Note 5 — Mortgage Servicing Rights, page 16
3.	Please tell and revise your future filings to more clearly identify the reasons for change in valuation of $57,981,000 during the nine months ended September 30, 2010. Specifically identify the extent to which the valuation change is related to increases in servicing costs and if so, coordinate this disclosure with your Foreclosure Matters disclosures elsewhere in your filing. Revise your Critical Accounting Policies section related to mortgage servicing rights accordingly as well.
Response:
As identified by the Staff, the year-to-date change in the fair value of MSR attributable to changes in model inputs or assumptions totaled $58.0 million as of September 30, 2010. This change is primarily due to declines in medium and longer-term interest rates throughout 2010, which reduced the fair value of MSR consistent with the description provided in the Critical Accounting Policies section of MD&A (beginning on page 114 of the September 2010 Form 10-Q). As of September 30, 2010, FHN had not experienced large changes in the fair value of its MSR due to changes in the estimated cost of servicing. Estimates of future servicing costs were revised throughout 2010, but these revisions did not significantly affect the overall change in the fair value of MSR. In assessing FHN’s estimated cost of servicing note that as of September 30, 2010, over 50 percent of the value of FHN’s servicing portfolio relates to jumbo and Alt-A loans for which the cost of servicing is much higher in comparison to agency conforming loans. Thus, incremental increases in the estimated cost of servicing within FHN’s portfolio have proportionately less effect in relation to the fair value of MSR when compared to similar changes made for servicing portfolios with lower average costs of servicing (i.e., servicing portfolios with higher proportions of value attributable to agency conforming loans). FHN will continue to monitor its expectations regarding future servicing costs and will provide appropriate disclosure of significant changes in the fair value of MSR that result from any revisions.
* * *
As requested in the letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K, the March 2010 Form 10-Q, the June 2010 Form 10-Q, the September 2010 Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K, the March 2010 Form 10-Q, the June 2010 Form 10-Q, and the September 30, 2010 Form 10-Q;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
Please feel free to call me at (901)257-6223 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Very truly yours,
/s/ Jeff L. Fleming
Jeff L. Fleming
Executive Vice President and Corporate Controller